UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission file number: 001-35530	Commission file number: 000-56730

BROOKFIELD RENEWABLE PARTNERS L.P.	BROOKFIELD RENEWABLE CORPORATION
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda	250 Vesey Street, 15th Floor New York, New York 10281
(Address of principal executive office)	(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

The information contained in Exhibits 1.1, 5.1, 5.2, 23.1 and 23.2 of this Form 6-K is incorporated by reference into Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation’s joint registration statement on Form F-3 (File Nos. 333-278523 and 333-278523-01).

EXHIBIT LIST

Exhibit	Title

1.1	Equity Distribution Agreement, dated January 12, 2026, by and among Brookfield Renewable Corporation, Brookfield Renewable Partners L.P., BMO Nesbitt Burns Inc., BMO Capital Markets Corp., TD Securities Inc. and TD Securities (USA) LLC.

5.1	Opinion of McMillan LLP, dated January 12, 2026, relating to certain matters under the laws of British Columbia.

5.2	Opinion of Appleby (Bermuda) Limited, dated January 12, 2026, relating to certain matters under the laws of Bermuda.

23.1	Consent of McMillan LLP (included in Exhibit 5.1).

23.2	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.2).

99.1	Press Release dated January 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited

Date: January 12, 2026	By:	/s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD RENEWABLE CORPORATION

Date: January 12, 2026	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Co-President, General Counsel and Corporate Secretary